EXHIBIT 11
COMPUTATION OF EARNINGS (LOSS) PER SHARE
(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
$ in thousands except per share data	2017	2016 Restated (1)	2017	2016 Restated (1)
Earnings (loss) per common share
Net (loss) income (1)	$(594)	$(251)	$(1,235)	$74
Less: Participated securities share of undistributed earnings (1)	—	—	—	45
Net (loss) income available to common shareholders (1)	$(594)	$(251)	$(1,235)	$29

Weighted average common shares outstanding - basic	3,696,420	3,696,420	3,696,420	3,696,420
Effect of dilutive Management Recognition Plan ("MRP") shares	—	—	—	4,000
Weighted average common shares outstanding - diluted	3,696,420	3,696,420	3,696,420	3,700,420

Basic (loss) earnings per common share (1)	$(0.16)	$(0.07)	$(0.33)	$0.01
Diluted (loss) earnings per common share (1)	$(0.16)	$(0.07)	$(0.33)	$0.01
(1) September 30, 2016 balances have been restated from previously reported results to correct for material and certain other errors from prior periods. Refer to Note 1 for further detail.